SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of LMP Capital and Income Fund
Inc. was held on April 7, 2017, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors




							Votes
Nominees			Votes For		Withheld
Robert D. Agden			16,339,816		504,145
Eileen A. Kamerick		16,317,306		526,655
Riordan Roett			16,231,832		612,129